LIGHTBRIDGE CORPORATION
1600 Tyson’s Boulevard, Suite 550
McLean, VA  22102
571.730.1200

November 19, 2009

Thomas Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Lightbridge Corporation Registration Statement on Form S-3 Commission File No. 333-162671

Dear Mr. Kluck:

On behalf of Lightbridge Corporation (“Lightbridge” or the “Company”), we hereby submit Lightbridge’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 17, 2009, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-3 filed with the Commission on October 26, 2009.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.
It appears your certifications do not include the exact disclosure as required by Item 601(b)(31) of Regulation S-K. For example, we note your certifications omit the disclosure regarding internal control over financial reporting as required in paragraph 4 under Item 601(b)(31). Please revise your Form 10-K for the Fiscal Year Ended December 31, 2008, and your Forms 10-Q for the quarterly periods ended March 31, 2009, and June 30, 2009, in accordance with Regulation S-K. Compliance and Disclosure Interpretations, Question 246.13, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Lightbridge Response:  The Company has filed amendments to it’s Annual Report on Form 10-K for the year ended December 31, 2008 and it’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to revise the certifications required by Item 601(b)(31) of Regulation S-K.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (571) 730-1200 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8158.

Sincerely,

LIGHTBRIDGE CORPORATION

By:	Seth Grae
Seth Grae
Chief Executive Officer